Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

December 1, 2022.

Item 3 News Release

The press release attached as Schedule “A” was released on December 1, 2022 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

December 1, 2022.

SCHEDULE “A”

Bitfarms Provides November 2022 Production and
Mining Operations Update

- 453 BTC mined in November and expects to exceed 5,000 BTC mined in 2022 –

- Month-end capacity 182 megawatts, up 72% from November 2021 –

- To present at upcoming investor conferences -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (December 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for November 2022.

“Our Canadian growth and expansion continue unabated and ahead of schedule, even with the recent turmoil impacting the sector and the price of BTC,” said Geoff Morphy, President and COO of Bitfarms. “In November, we energized an additional 6 megawatts (MW) capacity at our Garlock farm. In December, we expect to complete Garlock and Phase 3 of The Bunker, bringing our total Sherbrooke operations to the full 96 MW capacity. This buildout will mark a major achievement for Bitfarms.”

“In November, we mined 453 BTC, bringing our year-to-date total to 4,672 BTC mined, up 51% from the same period in 2021,” said Ben Gagnon, Chief Mining Officer of Bitfarms. “With new capacity coming online in Sherbrooke, our November hashrate increased 5% to 4.4 exahash/second (EH/s) by mid-month, compared to 4.2 EH/s at the beginning of the month. We averaged 15.1 BTC mined per day for the full month and exited November at a similar rate, down from an average of 15.7 BTC mined per day for the month of October 2022. November production was impacted primarily by increases in network difficulty and a shorter month, which has set four all-time highs in the last six adjustments. Year to date, network difficulty is up 52% while Bitfarms’ hashrate has grown 109%. Our strategy of using low-cost hydro power and highly efficient miners continues to deliver stable electricity rates and consistently low production costs. As such, we believe that Bitfarms is well positioned to benefit from any industry-related curtailment, idling or shutting down of miners that may occur as a result of high fossil-fuel energy source expense.”

Key Performance Indicators	Nov. 2022	Oct. 2022	Nov. 2021
Total BTC Mined	453	486	339
Month End Operating EH/s	4.4	4.2	2.1
BTC/ Avg. EH/s	105	115	174
Operating Capacity (MW)	182	182	106
Hydropower MW	172	172	106
Watts/TH Efficiency	40	40	44
BTC Sold	853	486	13

Morphy added, “As previously discussed, Argentina’s macroeconomic environment is causing delays in the importation of most goods which is adversely affecting our ability to bring in the additional miners we need to operate the first warehouse at its full capacity of 50 MW. These delays may impact the company’s 5.0 exahash goal for year-end 2022.”

Select Operating Highlights

●	4.4 EH/s online as of November 30, 2022, up 110% from November 2021 and up 5% compared to October 31, 2022.

●	4.3 EH/s average online for the month of November.

●	105 BTC/average EH/s for the month of November, down 9% from 115 in October 2022.

●	453 new BTC mined during November 2022, up 34% from November 2021 and, reflecting the increase in network difficulty and shorter month, down 7% from October 2022.

●	15.1 BTC mined daily on average in November, equivalent to about US$258,210 per day and approximately US$7.7 million for the month based on a BTC price of US$17,100 on November 30, 2022.

Mining Operations

●	In Sherbrooke, Québec:

o	The Garlock farm energized the first 6 MW of capacity, with the full 18 MW expected to be online ahead of schedule in early December.

o	Phase 3 of The Bunker’s remaining 6 MW of capacity expected to be online in early December.

o	The de la Pointe farm has been retired and its sale is under contract, which is expected to close in December for US$3.5 million in net proceeds.

o	This month, our newly completed Sherbrooke campus expected to consist of three farms in close proximity to each other with its full 96 MW allocation operational.

●	In Rio Cuarto, Argentina:

o	Construction of the fifth 10-MW module was completed in November, marking completion of the first 50-MW warehouse as commissioning continues.

o	Miners installed at this warehouse totaled over 2,300 and contributed 22.8 BTC in production for the month.

Bitfarms’ BTC Monthly Production

Month	BTC Mined 2022	BTC Mined 2021
January	301	199
February	298	178
March	363	221
April	405	232
May	431	262
June	420	265
July	500	391
August	534	354
September	481	305
October	486	343
November	453	339
Total YTD	4,672	3,089

Financial Update

●	Paid down $6.7 million in BTC-backed facility during November, bringing the outstanding principal to $16.5 million. Paid down $3.2 million in equipment related indebtedness.

●	Sold 453 BTC from mining operations and 400 BTC from treasury during November 2022, generating total proceeds of $14.6 million.

●	Held 1,664 BTC in custody on November 30, 2022, representing a total value of approximately US$28.5 million based on a BTC price of US$17,100.

Conferences and Events

Bitfarms plans to attend the following events in the next month:

●	December 6, 2 pm ET – TechLeaderBoard Webinar with JNK Securities

o	Registration Link

●	December 7: Ladenburg Thalmann Virtual Tech Expo 2022

o	Registration Link

●	January 10-12: 25th Annual Needham Growth Conference

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina and Québec, expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca